Exhibit 99.2

NEWS RELEASE

News Release 2006-12		May 8, 2006

Queenstake Expands Known Gold Mineralization at Jerritt Canyon Mines

Denver, Colorado – May 8, 2006 – Underground drilling by Queenstake Resources Ltd. (TSX:QRL, AMEX:QEE) intercepted high-grade gold mineralization expanding the known deposits at the SSX Mine and Smith Mine at the Jerritt Canyon operations in Northeastern Nevada. At the SSX Mine, a 130-foot interval grading 0.55 ounce of gold per ton (opt) or 39.6 meters grading 19 grams per tonne (gpt) was identified in drilling at Zone 4. Results from the Smith Mine included 55 feet grading 0.67 opt (16.8 meters of 23 gpt) along the northwest extensions at the R4 dike trend and 35 feet grading 0.73 opt (10.7 meters of 25 gpt) at the Mahala deposit.

In addition, an unexpected discovery of a 20-foot interval of 0.38 opt (6.1 meters of 13 gpt) of additional gold mineralization was made at the West Dash deposit at the Smith Mine, while drilling an access hole to run an electric power line from the underground drift to the surface. Subsequent drilling from surface successfully expanded the shape of the defined mineralization comprising the West Dash deposit, which is expected to begin commercial production through the Smith Mine portal in the second half of 2006.

The Murray Mine, which was originally expected to close at the end of March 2006, continues to generate positive drilling results that are extending its productive life. Drilling in the Zone 5W area encountered an interval of 30 feet grading 0.95 opt (9.1 meters of 32 gpt), adding high-grade mineralization that will be mined this quarter.

Commenting on the exploration results, President and Chief Executive Officer Dorian L. (Dusty) Nicol said, “The Jerritt Canyon operations continue to realize their potential for expansion of existing deposits. The discovery of the additions to the West Dash deposit during the drilling of a power line access hole and additional pockets of gold mineralization at the Murray Mine, which will extend its currently planned productive life to at least mid-year 2006, are positive examples of this potential.

“The encouraging exploration results from the Smith Mine further reinforce our expectations that its mine life can be extended beyond 2008. At the SSX-Steer Complex, underground drilling continues to deliver good results in Zones 2 and 4. We are currently using our new drill along the SSX-Steer connection to explore this prospective area between the SSX and Steer mines.”

The improving weather is expected to allow startup of surface drilling soon at Starvation Canyon, with a second drill expected to be turning within a month. In addition, two drills are active in the northern part of the district following up on the favorable results at West Dash and testing additional targets.

The exploration results(1) from underground reverse circulation and core drilling(2) and surface reverse circulation drilling(2) described in this news release are outside of the boundary of resources(3) identified at year-end 2005 (refer to the March 5, 2006 news release announcing reserves(3) and resources). The data highlighted below in the tables reflect drilling conducted from January through April 2006 and report drill intercepts of 10 feet or more at a grade of 0.20 opt or higher (>3 meters of approximately 7 gpt or better).

The SSX Mine drill highlights in the table below were selected from 118 reverse-circulation and eight core holes totaling 17,700 feet or (5,395.0) meters completed. The SSX Mine is being operated as part of the combined SSX-Steer Complex. Additional follow-up drilling is planned to further define the mineralization in Zones 2 and 4 and to pursue the mineralized extension along the South Boundary Fault where hole SX-986 encountered an intercept of 43 feet (13.1 meters) of 0.45 opt (16 gpt).

Table 1: SSX Mine Underground Results Highlights(4), (5)

Hole #	From	To	Length	Grade	Drill Type
	(Feet)	(Feet)	(Feet)	(opt)
Z23417	155	170	15	0.541	RC
Z23430	125	140	15	0.441	RC
Z23430	195	210	15	0.174	RC
Z23431	225	255	30	0.155	RC
Z41199	80	110	30	1.196	RC
SX-986	322	365	43	0.451	Core
Z50734	0	130	130	0.551	RC

The Smith Mine drill highlights in the table below were from 31 reverse-circulation and 13 core holes totaling 7,430 feet (2,264.6 meters) completed. Mineralization remains open to the northwest and will be followed up with further drilling. The surface reverse-circulation drilling program at West Dash deposit also completed 12 reverse-circulation holes totaling 6,110 feet and the highlights are shown in Table 3. The best intercept from this surface drilling program was 25 feet (7.6 meters) of 0.36 opt (12 gpt). At year-end 2005, gold resources, including reserves(3), at West Dash were estimated at 70,300 ounces. The surface drilling program at West Dash is continuing with a further 10 holes of definition drilling planned to the west and southwest.

Table 2: Smith Mine Underground Results Highlights(4), (5)

Hole #	From	To	Length	Grade	Drill Type
	(Feet)	(Feet)	(Feet)	(opt)
LX-624	135	145	10	0.294	Core
and	160	175	15	0.230	”
LX-628	145	200	55	0.669	Core
LX-635	110	120	10	0.631	Core
C40424	235	250	15	0.284	RC
C40384	65	100	35	0.728	RC
C40385	75	100	25	0.601	RC
C40390	75	110	35	0.184	RC
C40396	85	120	35	0.211	RC
C40403	85	100	15	0.269	RC
C40270	140	160	20	0.362	RC
C40267	115	145	30	0.430	RC

Table 3: Smith Mine – West Dash Surface Results Highlights(4), (5)

Hole #	From	To	Length	Grade	Drill Type
	(Feet)	(Feet)	(Feet)	(opt)
SH-1103	255	365	110	0.125	RC
with	285	300	15	0.165	RC
with	335	355	20	0.375	RC
SH-1106	265	305	40	0.247	RC
with	270	295	25	0.362	RC
SH-1107	270	365	95	0.100	RC
with	315	325	10	0.226	RC
with	330	345	15	0.215	RC
SH-1110	255	340	85	0.088	RC
with	295	300	5	0.216	RC
with	305	310	5	0.176	RC
SH-1111	240	265	25	0.300	RC
with	245	255	10	0.698	RC
SH-1112	245	260	15	0.258	RC
SH-1113	270	275	5	0.136	RC
SH-1114	250	350	100	0.051	RC
with	260	275	15	0.128	RC
with	265	270	5	0.206	RC

The Murray Mine drill highlights in the table below were from four reverse-circulation holes totaling 610 feet (185.9 meters) completed. Additional drilling is currently underway in this area to determine further production possibilities.

Table 4: Murray Mine Underground Results Highlights(4), (5)

Hole #	From	To	Length	Grade	Drill Type
	(Feet)	(Feet)	(Feet)	(opt)
C54459	160	190	30	0.945	RC
C54458	35	55	20	0.271	RC
C54458	75	85	10	0.758	RC

Queenstake Resources Ltd. is a gold mining and exploration company based in Denver, Colorado. Its principal asset is the wholly owned Jerritt Canyon gold operations in Nevada. Jerritt Canyon has produced over seven million ounces of gold from open pit and underground mines since 1981. Current production at the property is from underground mines. The Jerritt Canyon District comprises 119 square miles (308 square kilometers) of geologically prospective ground, controlled by Queenstake, representing one of the largest contiguous exploration properties in Nevada.

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Notes:

(1) A complete data set, from which the drill results highlighted in this news release were selected, is available as an Appendix to this news release under the Investor Information/News section on the Company’s website, www.queenstake.com.

(2) Surface and underground drilling use either core or reverse circulation (RC) methods for near-mine exploration programs at Jerritt Canyon. Reverse circulation drilling has demonstrated accuracy in ore control definition drilling and for resource conversion at Jerritt Canyon mines. However, reverse circulation drilling can result in a lower degree of confidence and less geologic information than core drilling.

(3) “Resources” or “resource” used in this news release are as defined in National Instrument 43-101 of the Canadian Securities Administrators and are not terms recognized or defined by the U.S. Securities and Exchange Commission (SEC). Mineral resources are not reserves and do not have demonstrated economic viability. For further information, please refer to the risk factors and definitions of reserves and resources in the Company’s filings on SEDAR and with the SEC on the Company’s website, www.queenstake.com. The Qualified Person for the technical information contained in this news release is Mr. Dorian L. (Dusty) Nicol, President and Chief Executive Officer of Queenstake.

(4) Results presented in this news release were analyzed using standard fire assay techniques at the Company’s Jerritt Canyon laboratory and at the ALS Chemex labs in Elko and Reno. Intercepts are reported as drilled and are not necessarily “true widths,” which have not yet been calculated.

(5) A description of the geology, sampling procedures and the Company’s laboratory Quality Assurance/Quality Control procedures are described in the Company’s National Instrument 43-101 Technical Report filed on SEDAR on May 4, 2006. This report is available under Investor Information/Financial Information/SEDAR filings at www.queenstake.com.

For further information call:
Wendy Yang, 303-297-1557 ext. 105
800-276-6070
Email – info@queenstake.com Web – www.queenstake.com

Cautionary Statement – This news release contains “Forward-Looking Statements” within the meaning of applicable Canadian securities regulations and Section 21E of the United States Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included in this release, and Queenstake’s future plans are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, (i) estimates and projections of reserves and resources and (ii) estimates and opinions regarding geologic and mineralization interpretation. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements, in particular the estimates do not include input cost increases that could occur in future. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Queenstake does not undertake any obligation to update forward-looking statements should conditions or management’s estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including gold and other commodity price volatility, political and operational risks, which are described in the Company’s 2005 Annual Information Form filed on SEDAR and 2005 Annual Report on Form 40-F on file with the Securities and Exchange Commission as well as the Company’s other regulatory filings.